SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 5º ao 10º andares
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076

03032568

September 17, 2003.
Our ref.: 097/2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

03 OCT -8 AM 7:21

SUPPL

Re: Companhia Suzano de Papel e Celulose
File nº. 82-3550

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the Quarterly Financial Information referring to the period ended on June 30, 2003.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Bernardo Szpigel
Financial and Investor Relations Director

dlw 10/8

FILE № 82-3550

KPMG

03 OCT -8 AM 7:21

Companhia Suzano de Papel e Celulose

Interim financial information
Six-month period ended
June 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

Six-month period ended June 30, 2003 (Unaudited)

Contents

Management report

The Company posted a net profit of R$239.1 million in the second quarter compared to a R$54.7 million loss in the same period last year. Improved results were primarily driven by average prices that were 33.5% higher in local currency, the favorable impact of the revaluation of the Real on foreign currency debt, and improved equity pick-up from Bahia Sul. Results for the first half of 2003 reached R$393.7 million, with EBITDA of R$205.3 million.

In May, the Company reaffirmed its commitment to the capital markets by announcing adherence to the Bovespa Level I Corporate Governance guidelines. Suzano also adopted a new management model.

In the beginning of the second quarter, the short-fiber pulp price rose by US$30/tonne in the international market, reflecting timber supply difficulties in the northern hemisphere and lower NORSCAN inventories. With normalized timber supply and weaker demand, inventories began to rise thereby pressuring prices downward toward the end of the quarter. Still, average prices were 12.5% or US$ 60/tonne higher than in 1Q03. International paper prices declined slightly when comparing the same periods.

Paper production volume rose 7.1% to 136,300 tons in this quarter when compared to the second quarter of 2002. The Company purchased 13,300 tons of pulp at market conditions from its Bahia Sul subsidiary in the quarter to meet the additional demand since Suzano's pulp production was 16,700 tons lower this quarter due to equipment start-up related to the Project "Q" expansion.

Net sales rose 22.6% to R$339.5 million in the second quarter of 2003 when compared to the same period last year. Average prices posted a 33.5% increase, while sales volume fell 8.1% to 132,900 tons. When compared to the first quarter of 2003, net sales fell 3.9% largely as a result of the revaluation of the Real against the US dollar which lowered export prices in local currency.

Domestic Market

Net sales in the second quarter rose by R$49.2 million, or 27.6% when compared to the same period last year, due to higher realized prices in the quarter. Sales increased despite a 7.7% drop in paper and paperboard sales following weaker demand in some of the segments where the Company operates. Pulp sales this quarter were not significant.

Export Market

Net sales from exports grew 13.7%, or by R$13.5 million, when compared to the second quarter of 2002 despite a modest drop in average US dollar prices since the currency devalued, causing prices in local currency to rise. When compared to the first quarter, export sales fell as the Real revalued vis à vis the US dollar. Sales volume exported remained roughly the same as last year.

Gross profit in the quarter was R$122.7 million, 6.7% higher than the second quarter of 2002. Costs increased in connection with non-recurring events including market pulp purchases from Bahia Sul, higher utilities cost due to lower pulp production and adjustment of the base for maintenance provisions.

Selling expenses in the second quarter were R$24.9 million, representing 7.3% of net sales, and were R$2.9 million above the same period last year since freight expenses increased and US dollar-denominated export expenses rose in local currency due to the devaluation of the Real in the last 12 months.

Administrative expenses rose by R$9.4 million versus last year due to higher labor costs (salary inflation adjustments and profit sharing). Also, provisions were adjusted and expenses related to the implementation of Pakprint (paper industry sales portal) that had been originally deferred were recognized this quarter.

Operating cash generation - measured in EBITDA - reached R$81.7 million this quarter, a 1.6% drop compared to the same period last year. Lower sales volumes and non-recurring items affecting both the cost of goods sold and operating expenses offset higher prices.

Net financial expenses during the second quarter of 2003 amounted to R$52.6 million versus R$37.9 million posted in the same period in 2002. The change is directly related to translation of foreign currency debt and swap operations to local currency since the Real devalued. However, foreign exchange losses are offset by gains in the "monetary and foreign exchange variation" line.

Net monetary and foreign exchange gains totaled R$173.9 million this quarter reflecting the revaluation of the Real against the US dollar in the last three months. Suzano booked a net foreign exchange loss of R$288.6 million in the second quarter of 2002 when the Real had devalued from April 1, 2002 to June 30, 2002.

Cash at the end of the quarter, including Suzanopar Investments Ltd. Subsidiary funds, was R$402.2 million, of which approximately 57.0% was invested in local currency and the balance was invested in certificates of deposit abroad denominated in US dollars.

Equity pick-up for the second quarter was R$111.8 million, compared to R$145.6 million in the same period last year. Equity pick-up consists mainly of results from the Bahia Sul Celulose and Suzanopar Investments Ltd.

Net profit for the second quarter of 2003 totaled R$239.1 million, compared to a R$53.7 million loss during the second quarter of 2002.

Capital Expenditures

Capital expenditures were R$100.5 million in the quarter, of which R$72.6 million were invested in the expansion and modernization of Suzano's main industrial unit through Projects P and Q.

Net Debt

Net debt was R$1,058.9 million on June 30, 2003 including Suzanopar Investments Ltd. funds. The net debt/EBITDA ratio on an annualized basis stood at 2.58, a substantial improvement compared to 3.33 registered as of June 30, 2002.

Bahia Sul

Bahia Sul net profit this quarter rose by R$134.6 to R$145.7 million in comparison with the second quarter of 2002, largely due to improved product pricing and the effects of the revaluation of the Real in the last three months. Cash generation - measured in EBITDA - for the same period totaled R$148.3 million, yielding a 54.3% EBITDA margin. Cash generation was 34.5% above the same period in 2002.

Production volume in the second quarter of 2003 was 161,400 tons (107,200 tons of market pulp and 54,200 tons of paper), 3.4% below the same period last year.

Sales volumes amounted to 153,000 tons, of which 96,700 tons were pulp and 56,200 tons were paper. Net sales for the second quarter of 2003 reached R$273.0 million.

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the six-month period ended June 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

July 23, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2003**	**March 31, 2003**
Current assets	686,416	711,532
Cash and cash equivalents	41,829	7,445
Interest earning bank deposits	206,776	218,736
Trade accounts receivable	194,933	211,516
Inventories	196,546	176,295
Dividends receivable	22	40,953
Other accounts receivable	7,478	8,364
Recoverable taxes	9,569	19,601
Deferred income and social contribution taxes	25,425	23,889
Prepaid expenses	3,838	4,733
Noncurrent assets	127,432	138,470
Recoverable taxes	16,664	9,898
Deferred income and social contribution taxes	73,369	94,253
Judicial deposits	8,811	8,381
Other accounts receivable	2,877	2,274
Related parties	25,711	23,664
Permanent assets	3,201,314	3,020,316
Investments	2,318,573	2,215,767
Property, plant and equipment	872,334	793,026
Deferred charges	10,407	11,523
Total assets	4,015,162	3,870,318

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**June 30, 2003**	**March 31, 2003**
Current liabilities	811,419	909,716
Loans and financing	609,585	675,123
Trade accounts payable	73,291	67,361
Taxes payable other than on income	8,298	14,369
Income and social contribution taxes	44,463	36,726
Dividends payable	176	67,415
Related parties	29,586	3,607
Accrued salaries and payroll taxes	28,260	22,604
Other accounts payable	17,760	22,511
Noncurrent liabilities	985,301	981,241
Loans and financing	865,610	872,708
Provision for contingencies	87,276	74,532
Related parties	3,036	3,667
Deferred income and social contribution taxes	29,379	30,334
Shareholders' equity	2,218,442	1,979,361
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	37,989	39,842
Profit reserves	618,553	618,553
Accumulated profit	397,422	156,488
Total liabilities and shareholders' equity	4,015,162	3,870,318

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended june 30,		Six-month period ended June 30,	
	2003	**2002**	**2003**	**2002**
Net sales	382,553	327,128	692,770	519,410
Cost of goods sold	(259,865)	(212,125)	(393,710)	(311,283)
Gross profit	122,688	115,003	299,060	208,127
Selling expenses	(24,887)	(21,990)	(61,269)	(43,723)
General and administrative expenses	(35,956)	(26,548)	(73,413)	(53,373)
Financial income	(16,790)	5,313	(8,650)	18,377
Financial expenses	138,019	(331,852)	126,079	(361,352)
Other operating income	(71)	1,303	1,118	2,701
Other operating expenses	(10,422)	(6,624)	(20,844)	(13,248)
Interest on equity in subsidiaries and affiliates	111,828	145,621	207,860	172,379
Operating profit (loss)	284,409	(119,774)	469,941	(70,112)
Nonoperating income (expenses)	15,743	(15,811)	17,894	(39,800)
Profit (loss) before income and social contribution taxes	300,152	(135,585)	487,835	(109,912)
Income and social contribution taxes	(61,071)	81,886	(94,143)	82,843
Net profit (loss) for the period	239,081	(53,699)	393,692	(27,069)
Number of shares (thousands)	258,517	221,194	258,517	221,194
Net profit (loss) per share	0.92482	(0.24277)	1.52289	(0.12238)

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Six-month period ended June 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. Foreign currency: Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date;

c. Financial instruments: Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts:** Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments:** Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges:** Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations:** Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

(In thousands of Brazilian Reais - R$)

l. **Income and social contribution taxes:** Income and social contribution taxes on the profit for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

- Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carryforward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and take into consideration the history of profitability and the expectation of generation of future taxable income, based on a technical viability study; and

m. **Revaluation reserves:** these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial positions for the Parent Company, both prepared as additional information.

Certain information for the periods ended March 31, 2003 and June 30, 2002 was reclassified in order to conform with current interim financial information presentation.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	June/2003	**March/2003**	**June/2002**
Bahia Sul Celulose S.A.	**93.92%**	**93.88%**	**72.87%**
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**
Suzano Telecom Ltda.	-	-	**100%**

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial information.

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period		
	Three-month period ended June 30, 2003	**Six-month period ended June 30, 2003**	**Six-month period ended June 30, 2002**
Consolidated	252,966	407,227	(27,367)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(13,885)	(13,535)	298
Parent company	239,081	393,692	(27,069)

	Shareholders' equity	
	June 30, 2003	**March 31, 2003**
Consolidated	2,162,186	1,913,297
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	56,256	64,924
Adjustments in shareholders' equity of subsidiaries and Others	-	1,140
Parent company	2,218,442	1,979,361

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Domestic customers	202,930	221,948	259,777	289,274
Foreign customers	119,575	141,962	280,149	293,715
Export bills discounted	(114,805)	(129,780)	(117,589)	(131,828)
Allowance for doubtful accounts	(12,767)	(22,614)	(19,834)	(30,139)
	194,933	211,516	402,503	421,022

5 Inventories

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Finished goods	100,779	84,312	188,791	183,812
Work-in-process	14,438	13,939	16,385	16,546
Raw materials	29,790	26,088	48,243	46,911
Maintenance and other materials	51,539	51,956	96,461	94,840
	196,546	176,295	349,880	342,109

(In thousands of Brazilian Reais - R$)

6 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivatos Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Soane acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

7 Recoverable taxes

	Parent Company		Consolidated	
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Recoverable social contribution	-	2,967	-	2,967
Recoverable income tax	-	10,134	-	10,134
Withheld income tax on interest earning bank deposits	332	1,149	3,716	8,412
Value-Added tax on acquisition of property, plant and equipment	24,481	14,919	27,422	17,923
Other taxes and contributions	1,420	330	2,648	1,156
	26,233	29,499	33,786	40,592

(In thousands of Brazilian Reais - R$)

8 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

The subsidiary Bahia Sul Celulose S.A. obtained from ADENE (ex-SUDENE) a new tax incentive for a 75% reduction in income tax, for an additional 10 years period, starting 2002 for pulp and 2003 for paper, applicable to all exploitation profit generated in this period.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectation of generating future taxable profits, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution.

Based on this study of the projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years in the consolidated level. In these projections, in the consolidated level, the incentive for reduction of income tax by 75%, on exploitation profit by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

The recorded deferred income and social contribution taxes is derived from:

	Parent Company		**Consolidated**	
Assets	**June 30, 2003**	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Tax losses carry forward	26,503	40,365	149,419	170,871
Negative basis of social contribution	12,908	17,619	48,502	61,979
Temporary differences	59,383	60,158	108,368	125,235
	98,794	118,142	306,289	358,085

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated	
Liabilities	**June 30, 2003**	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Accelerated incentive depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	18,323	19,278	18,323	19,278
Negative goodwill	236	236	236	236
	29,379	30,334	29,379	30,334

The Company presented, as of June 30, 2003, tax losses carry forward of R$ 106,011 (R$ 646,203 in the consolidated) and negative basis of social contribution of R$ 143,418 (R$ 555,116 in the consolidated). The credits resulting from balances of tax losses carry forward and negative basis of social contribution, in the consolidated, were offset by an allowance in the amount of R$ 15,474 for both taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 15,770 in the consolidated balance sheet. These amounts are presented as current liabilities at June 30, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

Parent Company	Percentage held	Investments June 30, 2003	Investments March 31, 2003	Equity interest June 30, 2003	Equity interest June 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,755,904	1,617,928	228,753	25,316
Suzanopar Investimentos Ltd.	100.00%	170,311	193,967	(18,545)	143,441
Nemo International	100.00%	15,966	17,065	(1,341)	3,316
Comercial e Agrícola Paineiras Ltda.	100.00%	10,505	11,008	(647)	718
		1,952,686	1,839,968	208,220	172,791
Associated Company					
Pakprint S.A.	10.00%	680	1,025	(360)	(412)
Other investments					
Other investments		22,845	21,796	-	-
Unamortized goodwill **(1)**		342,362	352,978	-	-
		365,207	374,774	-	-
		2,318,573	2,215,767	207,860	172,379

Consolidated	Investments June 30, 2003	Investments March 31, 2003	Equity interest June 30, 2003	Equity interest June 30, 2002
Other investments	34,793	33,847	(720)	(824)
	34,793	33,847	(720)	(824)

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Buildings	25 to 35 years	133,274	130,372	609,888	598,500
Machinery and equipment	10 to 35 years	1,138,139	1,115,238	2,839,480	2,805,968
Others	5 to 10 years	91,572	88,609	124,515	120,298
		1,362,985	1,334,219	3,573,883	3,524,766
Accumulated depreciation		(887,738)	(873,162)	(1,581,474)	(1,548,783)
Land and farms		76,564	74,300	255,860	252,410
Timber resources		128,687	124,812	364,954	353,091
Construction-in-progress		191,836	132,857	229,727	177,635
		872,334	793,026	2,842,950	2,759,119

11 Deferred charges, Net

	Parent Company		Consolidated	
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Software implementation costs and others	10,407	11,523	27,302	27,895
Goodwill	-	-	342,362	352,978
	10,407	11,523	369,664	380,873

(In thousands of Brazilian Reais - R$)

12 Loans and financing

				Parent Company		Consolidated	
	Index		**Interest**	**June 30, 2003**	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Property, plant and equipment:							
BNDES - Finem	TJLP	(1)	7% to 12.54% p.a.	159,243	129,474	392,910	376,794
BNDES - Finame	TJLP	(1)	7.5% to 11.59% p.a.	39,023	39,756	44,050	45,405
BNDES - Automatic	TJLP	(1)	7.5% to 10% p.a.	5,003	5,651	6,299	7,128
Working capital:							
Advances on export contracts	US$		3.43% to 10.12% p.a.	1,015,626	1,142,800	1,865,060	2,060,648
Syndicated loan	US$	(2)	LIBOR + 2.60% p.a.	-	-	287,200	335,310
Resolution 63	US$	(3)		105,402	133,118	105,402	133,118
Credit line FMO	US$		8.90% p.a.	35,689	24,902	35,689	24,902
Imports financing	US$/YEN/EUR		1.77% to 7.1% p.a.	40,349	31,307	41,179	31,307
BNDES - Exim	TJLP	(1)	7.65% to 7.70% p.a.	-	3,353	-	3,353
Others				4,100	-	9,092	8,609
				1,404,435	1,510,361	2,786,881	3,026,574
Current liabilities				538,825	637,653	1,077,363	1,214,642
Noncurrent liabilities				865,610	872,708	1,709,518	1,811,932
Interest payable				70,760	37,470	94,109	63,129
The long-term portion of loans and financing mature as follows:							
2004				199,528	322,502	606,215	822,634
2005				376,970	320,641	583,333	517,584
2006				177,098	169,935	329,948	337,930
2007				30,891	18,975	55,528	47,612
2008 onward				81,123	40,655	134,494	86,172
				865,610	872,708	1,709,518	1,811,932

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the indirect subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a.. The Eurobonds will be held in trust by the aforementioned indirect subsidiary up to its maturity date on July 2004;

(3) Loans under the following conditions:
R$ 50,834 - 102% to 115% of CDI; and
R$ 54,568 - 95% to 97% of CDI + coupon of 4.5% to 7.0% p.a. or foreign exchange variation (whichever is the higher).

(In thousands of Brazilian Reais - R$)

13 Related parties

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million, based on export receivables, which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had, at June 30, 2003, investments totaling R$ 33 million to be offset against the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the six-month period ended June 30, 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 77,001 that were simultaneously exported by the amount of R$ 74,302. The net effect between the Company exports and the products transferred from its subsidiary company in the amount at R$ 2,699 is shown as financial expense, as it represents part of the financing cost.

During the second quarter of 2003, the Company acquired 13.3 thousand tons of pulp from its subsidiary Bahia Sul Celulose S.A., corresponding to R$ 23 million, under market conditions, due to the start-up of some equipment for Project "Q", which resulted in less pulp production during the quarter.

14 Provision for contingencies

	Parent Company		Consolidated	
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Tax and social security	71,424	62,239	104,299	92,994
Labor	15,852	12,293	20,960	17,423
	87,276	74,532	125,259	110,917

(In thousands of Brazilian Reais - R$)

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at June 30, 2003, amount to R$ 31,518 and R$ 44,635, respectively (R$ 28,135 and R$ 56,786 at March 31 2003).

16 Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of June 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at June 30, 2003, there was an open swap position of CDI to dollars in the amount equivalent to US$ 53.4 million, in the Parent Company and in the consolidated.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 102 million in the Parent Company and US$ 222 million in the consolidated.

(In thousands of Brazilian Reais - R$)

17 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	June 30, 2003	March 31, 2003
Bahia Sul Celulose S.A.		
BNDES	7,345	10,865

Shared guarantees with Suzano Petroquímica S.A.:

	June 30, 2003	March 31, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	130,134	154,018
BNDES	52,496	54,816
	182,630	208,834

At June 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 31,704 (R$ 17,952 at March 31, 2003).

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of changes in financial position

	Six-month period ended June 30,	
	2003	**2002**
Sources of funds		
From operations		
Net income (loss) for the period	393,692	(27,069)
Items not affecting working capital		
Depreciation, depletion and amortization	39,813	33,207
Net book value of permanent assets disposed of	2,556	5,003
Deferred income and social contribution taxes	18,095	(6,946)
Interest on equity in subsidiaries and affiliates	(207,860)	(172,379)
Dividends from subsidiary	-	7,920
Amortization of goodwill	20,844	13,248
Provisions	24,659	43,092
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(154,855)	214,938
	136,944	111,014
From third parties		
Noncurrent loans and financing	309,507	81,325
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	462
Transfer of noncurrent assets	-	1,000
	962,816	82,787
Total sources	1,099,760	193,801
Application of funds		
Permanent assets		
Increase in investments	1,310	1,612
Increase in property, plant and equipment	163,076	82,524
Increase in deferred charges	1,945	2,173
	166,331	86,309
Noncurrent assets	11,517	3,304
Transference of noncurrent to current liabilities	230,511	139,423
Total applications	408,359	229,036
Increase (decrease) in working capital	691,401	(35,235)
Changes in working capital		
Current assets	16,621	92,295
Current liabilities	674,780	(127,530)
Increase (decrease) in working capital	691,401	(35,235)

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Six-month period ended June 30,	
	2003	**2002**
Cash flows from operating activity		
Net income (loss) for the period	393,692	(27,069)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	39,813	33,207
Result on sale of fixed assets	(2,542)	244
Interest on equity in subsidiaries and affiliates	(207,860)	(172,379)
Amortization of goodwill	20,844	13,248
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	14,740	(81,934)
Interest, exchange variation and monetary variation of assets and liabilities	(269,818)	317,372
Provisions	24,659	43,092
Changes in assets and liabilities		
Decrease in trade accounts receivable	13,661	6,624
Increase in inventories	(53,804)	(11,222)
Decrease in other current and noncurrent assets	49,123	18,682
Increase in suppliers	12,787	15,268
Increase (decrease) in income and social contribution taxes	44,463	(25,563)
Increase in other currents liabilities	69,350	8,679
Net cash from operating activities	149,108	146,169
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(165,021)	(84,697)
Acquisition of investments	(1,310)	(1,612)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	462
Proceeds generated from sale of fixed assets	5,098	4,759
Net cash from (used in) investing activities	492,076	(81,088)
Cash flows from financing activities		
Dividends	(67,239)	(50,185)
Proceeds from loans and financing	421,428	245,361
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(307,650)	(224,477)
Net cash from used in financing activities	(606,770)	(29,301)

Increase in cash and cash equivalents

KPMG

Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities and shareholder's equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2003**	**March 31, 2003**
Current assets	2,141,735	2,223,129
Cash and cash equivalents	206,060	171,211
Interest earning bank deposits	1,041,043	595,463
Trade accounts receivable	402,503	421,022
Inventories	349,880	342,109
Dividends receivable	22	22
Credit from disposal of investments	-	498,572
Other accounts receivable	22,349	22,336
Recoverable taxes	17,122	30,694
Deferred income and social contribution taxes	98,327	135,735
Prepaid expenses	4,429	5,965
Noncurrent assets	282,100	282,092
Recoverable taxes	16,664	9,898
Deferred income and social contribution taxes	207,962	222,350
Judicial deposits	22,340	21,328
Other accounts receivable	35,134	28,516
Permanent assets	3,247,407	3,173,839
Investments	34,793	33,847
Property, plant and equipment	2,842,950	2,759,119
Deferred charges	369,664	380,873
Total assets	5,671,242	5,679,060

See the accountants review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	June 30, 2003	March 31, 2003
Current liabilities	1,486,199	1,644,667
Loans and financing	1,171,472	1,277,771
Trade accounts payable	119,355	118,858
Taxes payable other than on income	13,148	18,502
Income and social contribution taxes	65,732	56,375
Dividends payable	188	70,228
Accrued salaries and payroll taxes	42,337	33,489
Other accounts payable	73,967	69,444
Noncurrent liabilities	1,908,791	2,015,662
Loans and financing	1,709,518	1,811,932
Provision for contingencies	125,259	110,917
Other accounts payable	44,635	62,479
Deferred income and social contribution taxes	29,379	30,334
Minority interests	114,066	105,434
Shareholders' equity	2,162,186	1,913,297
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	37,989	39,842
Profit reserves	548,762	548,762
Accumulated profit	410,957	160,215
Total liabilities and shareholders' equity	5,671,242	5,679,060

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended June 30,		Six-month period ended June 30,	
	2003	**2002**	**2003**	**2002**
Net sales	697.743	581.069	1.233.591	945.095
Cost of goods sold	(404.624)	(365.707)	(627.186)	(553.630)
Gross profit	293.119	215.362	606.405	391.465
Selling expenses	(25.139)	(29.814)	(56.805)	(58.266)
General and administrative expenses	(55.926)	(38.844)	(116.278)	(78.140)
Financial income	(51.809)	134.657	(23.920)	173.368
Financial expenses	221.209	(419.816)	226.865	(522.560)
Other operating income	1.055	4.474	5.894	5.883
Other operating expenses	(10.422)	(6.624)	(20.844)	(13.248)
Interest on equity in subsidiaries and affiliates	(720)	(627)	(720)	(824)
Operating profit (loss)	371.367	(141.232)	620.597	(102.322)
Nonoperating income	2.164	1.391	5.949	9.235
Profit (loss) before income and social contribution taxes	373.531	(139.841)	626.546	(93.087)
Income and social contribution taxes	(111.322)	85.505	(204.117)	75.260
Profit (loss) before minority interest	262.209	(54.336)	422.429	(17.827)
Minority interest	(9.243)	(2.993)	(15.202)	(9.540)
Net profit (loss) for the period	252.966	(57.329)	407.227	(27.367)

See the accountants' review report and accompanying notes to the interim financial information.

FILE Nº 82-3550

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information Six-month period ended June 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

Six-month period ended June 30, 2003 (Unaudited)

Contents

Management report

The Company posted a net profit of R$239.1 million in the second quarter compared to a R$54.7 million loss in the same period last year. Improved results were primarily driven by average prices that were 33.5% higher in local currency, the favorable impact of the revaluation of the Real on foreign currency debt, and improved equity pick-up from Bahia Sul. Results for the first half of 2003 reached R$393.7 million, with EBITDA of R$205.3 million.

In May, the Company reaffirmed its commitment to the capital markets by announcing adherence to the Bovespa Level I Corporate Governance guidelines. Suzano also adopted a new management model.

In the beginning of the second quarter, the short-fiber pulp price rose by US$30/tonne in the international market, reflecting timber supply difficulties in the northern hemisphere and lower NORSCAN inventories. With normalized timber supply and weaker demand, inventories began to rise thereby pressuring prices downward toward the end of the quarter. Still, average prices were 12.5% or US$ 60/tonne higher than in 1Q03. International paper prices declined slightly when comparing the same periods.

Paper production volume rose 7.1% to 136,300 tons in this quarter when compared to the second quarter of 2002. The Company purchased 13,300 tons of pulp at market conditions from its Bahia Sul subsidiary in the quarter to meet the additional demand since Suzano's pulp production was 16,700 tons lower this quarter due to equipment start-up related to the Project "Q" expansion.

Net sales rose 22.6% to R$339.5 million in the second quarter of 2003 when compared to the same period last year. Average prices posted a 33.5% increase, while sales volume fell 8.1% to 132,900 tons. When compared to the first quarter of 2003, net sales fell 3.9% largely as a result of the revaluation of the Real against the US dollar which lowered export prices in local currency.

Domestic Market

Net sales in the second quarter rose by R$49.2 million, or 27.6% when compared to the same period last year, due to higher realized prices in the quarter. Sales increased despite a 7.7% drop in paper and paperboard sales following weaker demand in some of the segments where the Company operates. Pulp sales this quarter were not significant.

Export Market

Net sales from exports grew 13.7%, or by R$13.5 million, when compared to the second quarter of 2002 despite a modest drop in average US dollar prices since the currency devalued, causing prices in local currency to rise. When compared to the first quarter, export sales fell as the Real revalued vis à vis the US dollar. Sales volume exported remained roughly the same as last year.

Gross profit in the quarter was R$122.7 million, 6.7% higher than the second quarter of 2002. Costs increased in connection with non-recurring events including market pulp purchases from Bahia Sul, higher utilities cost due to lower pulp production and adjustment of the base for maintenance provisions.

Selling expenses in the second quarter were R$24.9 million, representing 7.3% of net sales, and were R$2.9 million above the same period last year since freight expenses increased and US dollar-denominated export expenses rose in local currency due to the devaluation of the Real in the last 12 months.

Administrative expenses rose by R$9.4 million versus last year due to higher labor costs (salary inflation adjustments and profit sharing). Also, provisions were adjusted and expenses related to the implementation of Pakprint (paper industry sales portal) that had been originally deferred were recognized this quarter.

Operating cash generation - measured in EBITDA - reached R$81.7 million this quarter, a 1.6% drop compared to the same period last year. Lower sales volumes and non-recurring items affecting both the cost of goods sold and operating expenses offset higher prices.

Net financial expenses during the second quarter of 2003 amounted to R$52.6 million versus R$37.9 million posted in the same period in 2002. The change is directly related to translation of foreign currency debt and swap operations to local currency since the Real devalued. However, foreign exchange losses are offset by gains in the "monetary and foreign exchange variation" line.

Net monetary and foreign exchange gains totaled R$173.9 million this quarter reflecting the revaluation of the Real against the US dollar in the last three months. Suzano booked a net foreign exchange loss of R$288.6 million in the second quarter of 2002 when the Real had devalued from April 1, 2002 to June 30, 2002.

Cash at the end of the quarter, including Suzanopar Investments Ltd. Subsidiary funds, was R$402.2 million, of which approximately 57.0% was invested in local currency and the balance was invested in certificates of deposit abroad denominated in US dollars.

Equity pick-up for the second quarter was R$111.8 million, compared to R$145.6 million in the same period last year. Equity pick-up consists mainly of results from the Bahia Sul Celulose and Suzanopar Investments Ltd.

Net profit for the second quarter of 2003 totaled R$239.1 million, compared to a R$53.7 million loss during the second quarter of 2002.

Capital Expenditures

Capital expenditures were R$100.5 million in the quarter, of which R$72.6 million were invested in the expansion and modernization of Suzano's main industrial unit through Projects P and Q.

Net Debt

Net debt was R$1,058.9 million on June 30, 2003 including Suzanopar Investments Ltd. funds. The net debt/EBITDA ratio on an annualized basis stood at 2.58, a substantial improvement compared to 3.33 registered as of June 30, 2002.

Bahia Sul

Bahia Sul net profit this quarter rose by R$134.6 to R$145.7 million in comparison with the second quarter of 2002, largely due to improved product pricing and the effects of the revaluation of the Real in the last three months. Cash generation - measured in EBITDA - for the same period totaled R$148.3 million, yielding a 54.3% EBITDA margin. Cash generation was 34.5% above the same period in 2002.

Production volume in the second quarter of 2003 was 161,400 tons (107,200 tons of market pulp and 54,200 tons of paper), 3.4% below the same period last year.

Sales volumes amounted to 153,000 tons, of which 96,700 tons were pulp and 56,200 tons were paper. Net sales for the second quarter of 2003 reached R$273.0 million.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the six-month period ended June 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

July 23, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**June 30, 2003**	**March 31, 2003**
Current assets	686,416	711,532
Cash and cash equivalents	41,829	7,445
Interest earning bank deposits	206,776	218,736
Trade accounts receivable	194,933	211,516
Inventories	196,546	176,295
Dividends receivable	22	40,953
Other accounts receivable	7,478	8,364
Recoverable taxes	9,569	19,601
Deferred income and social contribution taxes	25,425	23,889
Prepaid expenses	3,838	4,733
Noncurrent assets	127,432	138,470
Recoverable taxes	16,664	9,898
Deferred income and social contribution taxes	73,369	94,253
Judicial deposits	8,811	8,381
Other accounts receivable	2,877	2,274
Related parties	25,711	23,664
Permanent assets	3,201,314	3,020,316
Investments	2,318,573	2,215,767
Property, plant and equipment	872,334	793,026
Deferred charges	10,407	11,523
Total assets	4,015,162	3,870,318

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**June 30, 2003**	**March 31, 2003**
Current liabilities	811,419	909,716
Loans and financing	609,585	675,123
Trade accounts payable	73,291	67,361
Taxes payable other than on income	8,298	14,369
Income and social contribution taxes	44,463	36,726
Dividends payable	176	67,415
Related parties	29,586	3,607
Accrued salaries and payroll taxes	28,260	22,604
Other accounts payable	17,760	22,511
Noncurrent liabilities	985,301	981,241
Loans and financing	865,610	872,708
Provision for contingencies	87,276	74,532
Related parties	3,036	3,667
Deferred income and social contribution taxes	29,379	30,334
Shareholders' equity	2,218,442	1,979,361
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	37,989	39,842
Profit reserves	618,553	618,553
Accumulated profit	397,422	156,488
Total liabilities and shareholders' equity	4,015,162	3,870,318

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended june 30,		Six-month period ended June 30,	
	2003	**2002**	**2003**	**2002**
Net sales	382,553	327,128	692,770	519,410
Cost of goods sold	(259,865)	(212,125)	(393,710)	(311,283)
Gross profit	122,688	115,003	299,060	208,127
Selling expenses	(24,887)	(21,990)	(61,269)	(43,723)
General and administrative expenses	(35,956)	(26,548)	(73,413)	(53,373)
Financial income	(16,790)	5,313	(8,650)	18,377
Financial expenses	138,019	(331,852)	126,079	(361,352)
Other operating income	(71)	1,303	1,118	2,701
Other operating expenses	(10,422)	(6,624)	(20,844)	(13,248)
Interest on equity in subsidiaries and affiliates	111,828	145,621	207,860	172,379
Operating profit (loss)	284,409	(119,774)	469,941	(70,112)
Nonoperating income (expenses)	15,743	(15,811)	17,894	(39,800)
Profit (loss) before income and social contribution taxes	300,152	(135,585)	487,835	(109,912)
Income and social contribution taxes	(61,071)	81,886	(94,143)	82,843
Net profit (loss) for the period	239,081	(53,699)	393,692	(27,069)
Number of shares (thousands)	258,517	221,194	258,517	221,194
Net profit (loss) per share	0.92482	(0.24277)	1.52289	(0.12238)

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Six-month period ended June 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement:** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency:** Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date;

c. **Financial instruments:** Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts:** Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments:** Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges:** Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations:** Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

(In thousands of Brazilian Reais - R$)

l. **Income and social contribution taxes:** Income and social contribution taxes on the profit for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

- Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carryforward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and take into consideration the history of profitability and the expectation of generation of future taxable income, based on a technical viability study; and

m. **Revaluation reserves:** these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial positions for the Parent Company, both prepared as additional information.

Certain information for the periods ended March 31, 2003 and June 30, 2002 was reclassified in order to conform with current interim financial information presentation.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	June/2003	March/2003	June/2002
Bahia Sul Celulose S.A.	**93.92%**	**93.88%**	**72.87%**
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**
Suzano Telecom Ltda.	-	-	**100%**

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial information.

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period		
	Three-month period ended June 30, 2003	**Six-month period ended June 30, 2003**	**Six-month period ended June 30, 2002**
Consolidated	252,966	407,227	(27,367)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(13,885)	(13,535)	298
Parent company	239,081	393,692	(27,069)

	Shareholders' equity	
	June 30, 2003	**March 31, 2003**
Consolidated	2,162,186	1,913,297
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	56,256	64,924
Adjustments in shareholders' equity of subsidiaries and Others	-	1,140
Parent company	2,218,442	1,979,361

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Domestic customers	202,930	221,948	259,777	289,274
Foreign customers	119,575	141,962	280,149	293,715
Export bills discounted	(114,805)	(129,780)	(117,589)	(131,828)
Allowance for doubtful accounts	(12,767)	(22,614)	(19,834)	(30,139)
	194,933	211,516	402,503	421,022

5 Inventories

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Finished goods	100,779	84,312	188,791	183,812
Work-in-process	14,438	13,939	16,385	16,546
Raw materials	29,790	26,088	48,243	46,911
Maintenance and other materials	51,539	51,956	96,461	94,840
	196,546	176,295	349,880	342,109

(In thousands of Brazilian Reais - R$)

6 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivatos Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Soane acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

7 Recoverable taxes

	Parent Company		Consolidated	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Recoverable social contribution	-	2,967	-	2,967
Recoverable income tax	-	10,134	-	10,134
Withheld income tax on interest earning bank deposits	332	1,149	3,716	8,412
Value-Added tax on acquisition of property, plant and equipment	24,481	14,919	27,422	17,923
Other taxes and contributions	1,420	330	2,648	1,156
	26,233	29,499	33,786	40,592

(In thousands of Brazilian Reais - R$)

8 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

The subsidiary Bahia Sul Celulose S.A. obtained from ADENE (ex-SUDENE) a new tax incentive for a 75% reduction in income tax, for an additional 10 years period, starting 2002 for pulp and 2003 for paper, applicable to all exploitation profit generated in this period.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectation of generating future taxable profits, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution.

Based on this study of the projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years in the consolidated level. In these projections, in the consolidated level, the incentive for reduction of income tax by 75%, on exploitation profit by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

The recorded deferred income and social contribution taxes is derived from:

	Parent Company		**Consolidated**	
Assets	**June 30, 2003**	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Tax losses carry forward	26,503	40,365	149,419	170,871
Negative basis of social contribution	12,908	17,619	48,502	61,979
Temporary differences	59,383	60,158	108,368	125,235
	98,794	118,142	306,289	358,085

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated	
Liabilities	**June 30, 2003**	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Accelerated incentive depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	18,323	19,278	18,323	19,278
Negative goodwill	236	236	236	236
	29,379	30,334	29,379	30,334

The Company presented, as of June 30, 2003, tax losses carry forward of R$ 106,011 (R$ 646,203 in the consolidated) and negative basis of social contribution of R$ 143,418 (R$ 555,116 in the consolidated). The credits resulting from balances of tax losses carry forward and negative basis of social contribution, in the consolidated, were offset by an allowance in the amount of R$ 15,474 for both taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 15,770 in the consolidated balance sheet. These amounts are presented as current liabilities at June 30, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

Parent Company	Percentage held	Investments June 30, 2003	Investments March 31, 2003	Equity interest June 30, 2003	Equity interest June 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,755,904	1,617,928	228,753	25,316
Suzanopar Investimentos Ltd.	100.00%	170,311	193,967	(18,545)	143,441
Nemo International	100.00%	15,966	17,065	(1,341)	3,316
Comercial e Agrícola Paineiras Ltda.	100.00%	10,505	11,008	(647)	718
		1,952,686	1,839,968	208,220	172,791
Associated Company					
Pakprint S.A.	10.00%	680	1,025	(360)	(412)
Other investments					
Other investments		22,845	21,796	-	-
Unamortized goodwill **(1)**		342,362	352,978	-	-
		365,207	374,774	-	-
		2,318,573	2,215,767	207,860	172,379

Consolidated	Investments June 30, 2003	Investments March 31, 2003	Equity interest June 30, 2003	Equity interest June 30, 2002
Other investments	34,793	33,847	(720)	(824)
	34,793	33,847	(720)	(824)

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Buildings	25 to 35 years	133,274	130,372	609,888	598,500
Machinery and equipment	10 to 35 years	1,138,139	1,115,238	2,839,480	2,805,968
Others	5 to 10 years	91,572	88,609	124,515	120,298
		1,362,985	1,334,219	3,573,883	3,524,766
Accumulated depreciation		(887,738)	(873,162)	(1,581,474)	(1,548,783)
Land and farms		76,564	74,300	255,860	252,410
Timber resources		128,687	124,812	364,954	353,091
Construction-in-progress		191,836	132,857	229,727	177,635
		872,334	793,026	2,842,950	2,759,119

11 Deferred charges, Net

	Parent Company		Consolidated	
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Software implementation costs and others	10,407	11,523	27,302	27,895
Goodwill	-	-	342,362	352,978
	10,407	11,523	369,664	380,873

(In thousands of Brazilian Reais - R$)

12 Loans and financing

	Index		Interest	Parent Company June 30, 2003	Parent Company March 31, 2003	Consolidated June 30, 2003	Consolidated March 31, 2003
Property, plant and equipment:							
BNDES - Finem	TJLP	(1)	7% to 12.54% p.a.	159,243	129,474	392,910	376,794
BNDES - Finame	TJLP	(1)	7.5% to 11.59% p.a.	39,023	39,756	44,050	45,405
BNDES - Automatic	TJLP	(1)	7.5% to 10% p.a.	5,003	5,651	6,299	7,128
Working capital:							
Advances on export contracts	US$		3.43% to 10.12% p.a.	1,015,626	1,142,800	1,865,060	2,060,648
Syndicated loan	US$	(2)	LIBOR + 2.60% p.a.	-	-	287,200	335,310
Resolution 63	US$	(3)		105,402	133,118	105,402	133,118
Credit line FMO	US$		8.90% p.a.	35,689	24,902	35,689	24,902
Imports financing	US$/YEN/EUR		1.77% to 7.1% p.a.	40,349	31,307	41,179	31,307
BNDES - Exim	TJLP	(1)	7.65% to 7.70% p.a.	-	3,353	-	3,353
Others				4,100	-	9,092	8,609
				1,404,435	1,510,361	2,786,881	3,026,574
Current liabilities				538,825	637,653	1,077,363	1,214,642
Noncurrent liabilities				865,610	872,708	1,709,518	1,811,932
Interest payable				70,760	37,470	94,109	63,129
The long-term portion of loans and financing mature as follows:							
2004				199,528	322,502	606,215	822,634
2005				376,970	320,641	583,333	517,584
2006				177,098	169,935	329,948	337,930
2007				30,891	18,975	55,528	47,612
2008 onward				81,123	40,655	134,494	86,172
				865,610	872,708	1,709,518	1,811,932

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the indirect subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a.. The Eurobonds will be held in trust by the aforementioned indirect subsidiary up to its maturity date on July 2004;

(3) Loans under the following conditions:
R$ 50,834 - 102% to 115% of CDI; and
R$ 54,568 - 95% to 97% of CDI + coupon of 4.5% to 7.0% p.a. or foreign exchange variation (whichever is the higher).

(In thousands of Brazilian Reais - R$)

13 Related parties

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million, based on export receivables, which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had, at June 30, 2003, investments totaling R$ 33 million to be offset against the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the six-month period ended June 30, 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 77,001 that were simultaneously exported by the amount of R$ 74,302. The net effect between the Company exports and the products transferred from its subsidiary company in the amount at R$ 2,699 is shown as financial expense, as it represents part of the financing cost.

During the second quarter of 2003, the Company acquired 13.3 thousand tons of pulp from its subsidiary Bahia Sul Celulose S.A., corresponding to R$ 23 million, under market conditions, due to the start-up of some equipment for Project "Q", which resulted in less pulp production during the quarter.

14 Provision for contingencies

	Parent Company		Consolidated	
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Tax and social security	71,424	62,239	104,299	92,994
Labor	15,852	12,293	20,960	17,423
	87,276	74,532	125,259	110,917

(In thousands of Brazilian Reais - R$)

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at June 30, 2003, amount to R$ 31,518 and R$ 44,635, respectively (R$ 28,135 and R$ 56,786 at March 31 2003).

16 Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of June 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at June 30, 2003, there was an open swap position of CDI to dollars in the amount equivalent to US$ 53.4 million, in the Parent Company and in the consolidated.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 102 million in the Parent Company and US$ 222 million in the consolidated.

(In thousands of Brazilian Reais - R$)

17 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	June 30, 2003	March 31, 2003
Bahia Sul Celulose S.A.		
BNDES	7,345	10,865

Shared guarantees with Suzano Petroquímica S.A.:

	June 30, 2003	March 31, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	130,134	154,018
BNDES	52,496	54,816
	182,630	208,834

At June 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 31,704 (R$ 17,952 at March 31, 2003).

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of changes in financial position

	Six-month period ended June 30,	
	2003	**2002**
Sources of funds		
From operations		
Net income (loss) for the period	393,692	(27,069)
Items not affecting working capital		
Depreciation, depletion and amortization	39,813	33,207
Net book value of permanent assets disposed of	2,556	5,003
Deferred income and social contribution taxes	18,095	(6,946)
Interest on equity in subsidiaries and affiliates	(207,860)	(172,379)
Dividends from subsidiary	-	7,920
Amortization of goodwill	20,844	13,248
Provisions	24,659	43,092
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(154,855)	214,938
	136,944	111,014
From third parties		
Noncurrent loans and financing	309,507	81,325
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	462
Transfer of noncurrent assets	-	1,000
	962,816	82,787
Total sources	1,099,760	193,801
Application of funds		
Permanent assets		
Increase in investments	1,310	1,612
Increase in property, plant and equipment	163,076	82,524
Increase in deferred charges	1,945	2,173
	166,331	86,309
Noncurrent assets	11,517	3,304
Transference of noncurrent to current liabilities	230,511	139,423
Total applications	408,359	229,036
Increase (decrease) in working capital	691,401	(35,235)
Changes in working capital		
Current assets	16,621	92,295
Current liabilities	674,780	(127,530)
Increase (decrease) in working capital	691,401	(35,235)

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Six-month period ended June 30,	
	2003	**2002**
Cash flows from operating activity		
Net income (loss) for the period	393,692	(27,069)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	39,813	33,207
Result on sale of fixed assets	(2,542)	244
Interest on equity in subsidiaries and affiliates	(207,860)	(172,379)
Amortization of goodwill	20,844	13,248
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	14,740	(81,934)
Interest, exchange variation and monetary variation of assets and liabilities	(269,818)	317,372
Provisions	24,659	43,092
Changes in assets and liabilities		
Decrease in trade accounts receivable	13,661	6,624
Increase in inventories	(53,804)	(11,222)
Decrease in other current and noncurrent assets	49,123	18,682
Increase in suppliers	12,787	15,268
Increase (decrease) in income and social contribution taxes	44,463	(25,563)
Increase in other currents liabilities	69,350	8,679
Net cash from operating activities	149,108	146,169
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(165,021)	(84,697)
Acquisition of investments	(1,310)	(1,612)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	462
Proceeds generated from sale of fixed assets	5,098	4,759
Net cash from (used in) investing activities	492,076	(81,088)
Cash flows from financing activities		
Dividends	(67,239)	(50,185)
Proceeds from loans and financing	421,428	245,361
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(307,650)	(224,477)
Net cash from used in financing activities	(606,770)	(29,301)
Increase in cash and cash equivalents		
[illegible]	214,191	20,416

KPMG

Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities and shareholder's equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	June 30, 2003	March 31, 2003
Current assets	2,141,735	2,223,129
Cash and cash equivalents	206,060	171,211
Interest earning bank deposits	1,041,043	595,463
Trade accounts receivable	402,503	421,022
Inventories	349,880	342,109
Dividends receivable	22	22
Credit from disposal of investments	-	498,572
Other accounts receivable	22,349	22,336
Recoverable taxes	17,122	30,694
Deferred income and social contribution taxes	98,327	135,735
Prepaid expenses	4,429	5,965
Noncurrent assets	282,100	282,092
Recoverable taxes	16,664	9,898
Deferred income and social contribution taxes	207,962	222,350
Judicial deposits	22,340	21,328
Other accounts receivable	35,134	28,516
Permanent assets	3,247,407	3,173,839
Investments	34,793	33,847
Property, plant and equipment	2,842,950	2,759,119
Deferred charges	369,664	380,873
Total assets	5,671,242	5,679,060

See the accountants review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	June 30, 2003	March 31, 2003
Current liabilities	1,486,199	1,644,667
Loans and financing	1,171,472	1,277,771
Trade accounts payable	119,355	118,858
Taxes payable other than on income	13,148	18,502
Income and social contribution taxes	65,732	56,375
Dividends payable	188	70,228
Accrued salaries and payroll taxes	42,337	33,489
Other accounts payable	73,967	69,444
Noncurrent liabilities	1,908,791	2,015,662
Loans and financing	1,709,518	1,811,932
Provision for contingencies	125,259	110,917
Other accounts payable	44,635	62,479
Deferred income and social contribution taxes	29,379	30,334
Minority interests	114,066	105,434
Shareholders' equity	2,162,186	1,913,297
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	37,989	39,842
Profit reserves	548,762	548,762
Accumulated profit	410,957	160,215
Total liabilities and shareholders' equity	5,671,242	5,679,060

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended June 30,		Six-month period ended June 30,	
	2003	**2002**	**2003**	**2002**
Net sales	697.743	581.069	1.233.591	945.095
Cost of goods sold	(404.624)	(365.707)	(627.186)	(553.630)
Gross profit	293.119	215.362	606.405	391.465
Selling expenses	(25.139)	(29.814)	(56.805)	(58.266)
General and administrative expenses	(55.926)	(38.844)	(116.278)	(78.140)
Financial income	(51.809)	134.657	(23.920)	173.368
Financial expenses	221.209	(419.816)	226.865	(522.560)
Other operating income	1.055	4.474	5.894	5.883
Other operating expenses	(10.422)	(6.624)	(20.844)	(13.248)
Interest on equity in subsidiaries and affiliates	(720)	(627)	(720)	(824)
Operating profit (loss)	371.367	(141.232)	620.597	(102.322)
Nonoperating income	2.164	1.391	5.949	9.235
Profit (loss) before income and social contribution taxes	373.531	(139.841)	626.546	(93.087)
Income and social contribution taxes	(111.322)	85.505	(204.117)	75.260
Profit (loss) before minority interest	262.209	(54.336)	422.429	(17.827)
Minority interest	(9.243)	(2.993)	(15.202)	(9.540)
Net profit (loss) for the period	252.966	(57.329)	407.227	(27.367)

See the accountants' review report and accompanying notes to the interim financial information.